Exhibit (e)(1)

Excerpts from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 26, 2010

Compensation Discussion and Analysis

Overview

The principal responsibilities of the Compensation Committee are:

to discharge the Board of Directors’ responsibilities relating to the compensation of the Company’s directors, officers and key employees;

to be responsible for the administration of the Company’s incentive compensation and stock plans;

to be responsible for the review and recommendation to the Board of Directors of the Company’s Compensation Discussion and Analysis; and

to be responsible for the production of an annual report on executive compensation for inclusion in the Company’s proxy statement or Form 10-K, as applicable.

The Compensation Committee did not meet during 2009.

Compensation Philosophy and Objectives

The Compensation Committee has tried to structure compensation to:

provide competitive compensation that will attract and retain qualified officers and key employees;

reward officers and key employees for their contributions to the Company; and

align officers’ and key employees’ interests with the interests of shareholders.

The Compensation Committee endeavors to achieve these objectives while at the same time providing for administrative costs to be as low as possible.

Setting Executive Compensation

The Company did not make any change to the compensation arrangements existing prior to the beginning of 2009 for the Company’s executive officers, as the Compensation Committee determined that the existing arrangements were structured to achieve the key objectives outlined above, which the Compensation Committee believes will ultimately enhance shareholder value.

The Compensation Committee considered various factors in determining the amount of compensation, including wind-down of the Company’s former promotions business operations, additional responsibilities and potential liabilities assumed resulting from the Sarbanes-Oxley Act of 2002, the completion of projects critical to the Company’s long-term success, and the Company’s need to retain experienced executives, knowledgeable about the Company for ongoing administration as well as future opportunities. These factors, however, were not assigned individual mathematical weights when the Compensation Committee made such determinations, and therefore, such determinations were based on the Compensation Committee’s judgment as to what is reasonable and appropriate. While the Compensation Committee considered general market trends in setting compensation levels under the Executive Services Agreements, it did not benchmark compensation levels to specific companies.

2009 Executive Compensation Components

As detailed below under the title “Executive Services Agreements with Officers,” the agreement that the Company has entered into with its remaining executive officer is terminable on 90 days notice by either the Company or Greg Mays. During any such notice period or for the time with respect to which an equivalent payment is made, the executive is entitled to receive health benefits from the Company and provide for mutual releases upon termination. The Company believes that it has structured its post-termination payments so as to be able to attract needed talent, but to minimize the magnitude of its post-termination financial obligations. Given that the Company currently has no operating business, the Compensation Committee has structured compensation pursuant to the Executive Services Agreement to consist exclusively of cash compensation, paid currently.

The Company has historically made equity awards to its directors and executive officers, though did not make any such awards in 2009 as the Compensation Committee believed that the key objectives of compensation outlined above were more appropriately satisfied by cash compensation, paid currently, pending a refocus of the Company’s business. Previously, awards were made pursuant to the terms of the Company’s 1993 Omnibus Stock Plan, which expired by its terms in 2003, and pursuant to the terms of the Company’s 1997 Acquisition Stock Plan, which expired by its terms on April 4, 2007, although there are no outstanding awards granted under that plan. The Company does not have any program, plan, or practice of timing option grants to its executives in coordination with the release of material non-public information and did not have any such program, plan, or practice during 2009.

The Company has not formally adopted any stock ownership or stock retention guidelines, in part due to the illiquid nature of the Company’s stock.

The Company believes that its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company because none of its compensation policies and practices reward risk taking by its directors, officers, and employees.

Tax and Accounting Implications

Deductibility of Executive Compensation:

As part of its role, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. Given the level of compensation paid by the Company to its executive officers, this $1,000,000 limitation has not been a limiting issue for the Company in structuring its compensation.

Nonqualified Deferred Compensation:

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. While the Company does not have any nonqualified deferred compensation arrangements, the Company will continue to monitor these regulations in order to be in compliance should it, in the future, elect to make payments of nonqualified deferred compensation.

Accounting for Stock-Based Compensation:

Beginning on January 1, 2006, the Company began accounting for stock-based payments in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718, “Compensation — Stock Compensation.”

Summary Compensation Table

The following table sets forth the compensation the Company paid or earned by the individual who served as principal executive officer and principal financial officer during the year. The Company had no other executive officers. During 2009, 2008, and 2007, there were no bonuses, stock awards, option awards, non-equity incentive plan compensation, pension earnings, or non-qualified deferred compensation earnings.

Name	Year	(a) Salary	(b) All Other Compensation		Total
Greg Mays	2009	$210,000	$56,000	(c)	$266,000
Chief Executive Officer,	2008	210,000	74,000	(d)	284,000
Chief Financial Officer, and Director	2007	210,000	66,000	(e)	276,000

(a)	All cash compensation received in capacity as an executive officer consists of salary.

(b)
In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits have been omitted because the aggregate amount of such perquisites and other personal benefits was less than $10,000.

(c)	Amount consists of $50,000 for board retainer and $6,000 for board meeting fees.

(d)	Amount consists of $50,000 for board retainer and $24,000 for board meeting fees.

(e)	Amount consists of $50,000 for board retainer and $16,000 for board meeting fees.

Grants of Plan-Based Awards

There were no grants of equity or non-equity plan-based awards during the last fiscal year.

Executive Services Agreements with Officers

In May 2003, the Company entered into an Executive Services Agreement with Mr. Mays. The purpose of the Agreement was to substantially lower the administrative costs of the Company going forward while at the same time retaining the availability of an experienced executive knowledgeable about the Company for ongoing administration as well as future opportunities. The Agreement provided for compensation at the rate of $4,040 per week to Mr. Mays. Additional hourly compensation is provided after termination of the Agreement and, in some circumstances during the term, for extensive commitments of time related to any legal or administrative proceedings and merger and acquisition activities in which the Company may be involved. During 2009, no such additional payments were made. The Agreement provides for the payment of health insurance benefits and for mutual releases upon termination.

By amendments dated May 3, 2004, the Agreement was amended to allow termination at any time by the Company by the lump sum payment of one year’s compensation and by the executive upon one year’s notice, except in certain circumstances wherein the executive can resign immediately and receive a lump sum payment of one year’s salary. Under the amendment health benefits are to be provided during any notice period or for the time with respect to which an equivalent payment is made.

The Company entered into a new Executive Services Agreement with Mr. Mays on March 27, 2006, upon termination of his prior agreement. As detailed below under the heading “Post-Employment Compensation,” the New Executive Services Agreement to which Mr. Mays is party does not provide for any payments to Mr. Mays in the event of voluntary termination by Mr. Mays and only 90 days payment to Mr. Mays in the event of involuntary termination.

Health benefits provided during 2009 by the Company to Mr. Mays totaled $42,726.

Outstanding Equity Awards at Fiscal Year-End

The following table includes information relating to the value of all unexercised options previously awarded to the executive officers named above as of December 31, 2009. In addition, there were no unexercisable options, unearned options, or stock awards outstanding as of December 31, 2009.

Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable	Option Exercise Price	Option Expiration Date
Greg Mays	$10,000	$0.10	05/09/13
Chief Executive Officer,
Chief Financial Officer, and Director

Option Exercises and Stock Vested

There were no options exercised by the executive officer named above during the year ended December 31, 2009. In addition, the Company did not make any stock awards and there was no vesting of stock awards during 2009.

Post-Employment Compensation

The Company does not have any pension plans or non-qualified deferred compensation arrangements.

Potential Payments upon Termination

Voluntary Termination:

The New Executive Services Agreement between Mr. Mays and the Company does not provide for any payment in the case of voluntary termination.

Involuntary Termination:

The New Executive Services Agreement between Mr. Mays and the Company does not provide for any payment in the case of involuntary termination other than the payment of salary during the 90-day notice period which would total $52,500.

Retirement:

Mr. Mays’ New Executive Services Agreement does not provide for any payment in the case of retirement.

Change in Control:

The New Executive Services Agreement between Mr. Mays and the Company does not provide for any payment in the case of a change in control.

Health Insurance Benefits:

In the event of voluntary or involuntary termination or a change in control, Mr. Mays would be eligible to continue health coverage under the Consolidated Omnibus Budget Reconciliation Act (COBRA) as long as permissible under COBRA (currently 18 months) at the expense of the Company following termination of employment at substantially the same benefit level as provided during employment in the approximate amount of $73,656, paid in monthly installments over an 18-month period.

Directors’ Compensation

The following table provides compensation information for 2009 for each member of our Board of Directors except for board members already disclosed in the Summary Compensation table above. Also during 2008, there were no stock awards, option awards, non-equity incentive plan compensation, pension earnings, non-qualified deferred compensation earnings, or other compensation:

Name	(a) Fees Earned or Paid in Cash		Total
Joseph Bartlett	$110,000	(b)	$110,000
Allan Brown	105,000	(c)	105,000
Bradford Nugent	53,833	(d)	53,833
Erika Paulson	4,167	(e)	4,167
Ira Tochner	56,000	(f)	56,000
Terry Wallock	58,000	(g)	58,000

(a)
Directors are paid an annual retainer of $50,000. Directors also receive a fee of $2,000 for each Board of Directors, Audit and Compensation Committee meeting attended. The chairmen of the Audit and the Compensation Committees also receive annual retainers of $7,500 and $5,000, respectively, plus an additional $500 for each committee meeting they chair.

(b)
Amount consists of $50,000 for board retainer, $20,500 for board meeting fees, $12,000 in other board fees, $20,000 for Special Committee fee, and $7,500 for Audit Committee chair fee. Mr. Bartlett held 30,000 stock options, all of which were vested, at December 31, 2009.

(c)
Amount consists of $50,000 for board retainer, $18,000 for board meeting fees, $12,000 in other board fees, $20,000 for Special Committee fee, and $5,000 for Compensation Committee chair fee. Mr. Brown held 20,000 stock options, all of which were vested, at December 31, 2009.

(d)	Amount consists of $45,833 for board retainer and $8,000 for board meeting fees. Mr. Nugent joined the Company’s Board of Directors effective January 31, 2009.

(e)	Amount is for board retainer. Ms. Paulson resigned from the Company’s Board of Directors effective January 31, 2009.

(f)	Amount consists of $50,000 for board retainer and $6,000 for board meeting fees.

(g)	Amount consists of $50,000 for board retainer and $8,000 for board meeting fees. Mr. Wallock held 5,000 stock options, all of which were vested, at December 31, 2009.

Executive Services Agreements with Directors

In May 2003, the Company entered into Executive Services Agreements with Messrs. Bartlett, Brown, and Wallock. The purpose of the agreements was to substantially lower the administrative costs of the Company going forward while at the same time retaining the availability of experienced executives knowledgeable about the Company for ongoing administration as well as future opportunities. The agreements provide for compensation at the rate of $1,000 per month to Messrs. Bartlett and Brown, and $3,365 per week to Mr. Wallock. Additional hourly compensation is provided after termination of the agreements and, in some circumstances during the term, for extensive commitments of time related to any legal or administrative proceedings and merger and acquisition activities in which the Company may be involved. During 2009, no such additional payments were made. The agreements provide for the payment of health insurance benefits and provide for mutual releases upon termination. By amendments dated May 3, 2004, and, in the case of Mr. Wallock, May 27, 2006, the agreements were amended to allow termination at any time by the Company by the lump sum payment of one year’s compensation and by the executive upon one year’s notice, except in certain circumstances wherein the executive can resign immediately and receive a lump sum payment of one year’s salary. By amendment dated November 10, 2008, the Agreement with Mr. Wallock was further amended to comply with Section 409A of the Internal Revenue Code by deleting the right by Mr. Wallock to resign and receive any lump sum payments. Under the amendments health benefits may be continued under the Consolidated Omnibus Budget Reconciliation Act (COBRA) as long as permissible under COBRA (currently 18 months) at the expense of the Company following termination of services.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following tables set forth certain information regarding beneficial ownership of the Company’s common stock at March 12, 2010. Except as otherwise indicated in the footnotes, the Company believes that the beneficial owners of its common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to the shares of the Company’s common stock shown as beneficially owned by them.

Security Ownership of Certain Beneficial Owners

The following table sets forth each person known by the Company (other than directors and executive officers) to own beneficially more than 5% of the outstanding common stock:

	Number of
	Shares Of
	Common
	Stock
Name and Address	Beneficially	Percentage
Of Beneficial Owner (a)	Owned	Of Class
Yucaipa and affiliates (b)(c)(d) Overseas Toys, L.P. OA3, LLC Multi-Accounts, LLC Ronald W. Burkle	37,940,756	70.0%

Everest Special Situations Fund L.P. (c)(d) Maoz Everest Fund Management Ltd. Elchanan Maoz Platinum House 21 H’ arba’ a Street Tel Aviv 64739 Israel	3,388,091	6.25%

(a)
The number of shares beneficially owned by each stockholder is determined in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock that the stockholder has sole or shared voting or investment power and any shares of common stock that the stockholder has a right to acquire within sixty (60) days after March 12, 2010, through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options, warrants or other rights into shares of common stock.

(b)
Overseas Toys, L.P. is an affiliate of Yucaipa. Multi-Accounts, LLC is the sole general partner of Overseas Toys, L.P., and OA3, LLC is the sole managing member of Multi-Accounts, LLC. Ronald W. Burkle is the sole managing member of OA3, LLC. The address of each of Overseas Toys, L.P., Multi-Accounts, LLC, OA3, LLC, and Ronald W. Burkle is 9130 West Sunset Boulevard, Los Angeles, California 90069.

(c)	Based on 54,201,080 shares of common stock outstanding as of March 12, 2010.

(d)	The information concerning these holders is based solely on information contained in filings pursuant to the Securities Exchange Act of 1934.

Security Ownership of Management

The following table sets forth information at March 12, 2010, regarding the beneficial ownership of the Company’s common stock (including common stock issuable upon the exercise of stock options exercisable within 60 days of March 12, 2010) by each director and each executive officer named in the Summary Compensation Table, and by all of the Company’s directors and persons performing the roles of executive officers as a group:

	Number of
	Shares Of
	Common
	Stock
Name and Address	Beneficially	Percentage Of
Of Beneficial Owner (a)	Owned	Class (b)
Allan I. Brown (c)	1,133,023	2.1%
Joseph W. Bartlett (d)	30,000	*
Greg Mays (e)	10,000	*
Bradford Nugent	—	—
Ira Tochner	—	—
Terrence Wallock (f)	5,000	*
All directors and executive officers as a group (6 persons)	1,178,023	2.2%

*	Represents less than 1%

(a)
The address of each of the directors and executive officers is c/o Simon Worldwide, Inc., 5200 W. Century Boulevard, Suite 420, Los Angeles, California, 90045. The number of shares beneficially owned by each stockholder is determined in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock that the stockholder has sole or shared voting or investment power and any shares of common stock that the stockholder has a right to acquire within sixty (60) days after March 12, 2010, through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options, warrants or other rights.

(b)	Based on 54,201,080 shares of common stock outstanding as of March 12, 2010.

(c)
Includes 20,000 shares issuable pursuant to stock options exercisable within 60 days of March 12, 2010. Mr. Brown has the sole power to vote, or to direct the vote of, and the sole power to dispose, or to direct the disposition of, 1,113,023 shares of common stock.

(d)	The 30,000 shares are issuable pursuant to stock options exercisable within 60 days of March 12, 2010.

(e)	The 10,000 shares are issuable pursuant to stock options exercisable within 60 days of March 12, 2010.

(f)	The 5,000 shares are issuable pursuant to stock options exercisable within 60 days of March 12, 2010.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2009, regarding the Company’s 1993 Omnibus Stock Plan (the “1993 Plan”). The Company’s stockholders previously approved the 1993 Plan and all amendments that were subject to stockholder approval. As of December 31, 2009, options to purchase 65,000 shares of common stock were outstanding under the 1993 Plan. The 1993 Plan expired in May 2003, except as to options outstanding.

	Number of Shares of Common Stock to be Issued Upon Exercise of Outstanding Stock Options	Weighted- Average Exercise Price of Outstanding Stock Options	Number of Shares of Common Stock Available for Future Issuance (excluding those in column (a)) Under the Stock Option Plans
Plans Approved by Stockholders	65,000	$.92 per share	None
Plans Not Approved by Stockholders	Not applicable	Not applicable	Not applicable
Total	65,000	$.92 per share	None